SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

DETAILED FINAL VOTING CHART

EXTRAORDINARY GENERAL MEETING

HELD ON MAY 22, 2019

A Braskem S.A. (B3: BRKM3, BRKM5 e BRKM6; OTC: BRKMY; LATIBEX: XBRK) hereby discloses to its shareholders and the general market the detailed final voting chart of the Extraordinary General Meeting held on May 22, 2019 (“EGM”). This voting chart consolidates the voting instructions made in person by the shareholders, as computed in the EGM, indicates the first 5 numbers of the shareholders’ enrollment in the Individual Taxpayers’ Register (CPF) or in the National Register of Legal Entities (CNPJ), the vote cast by the shareholders with respect to each matter and information on the shareholding structure.

As there was no remote voting in this EGM, pursuant to CVM Ruling No. 481/09, the detailed final voting chart would not need to be submitted. However, as we are always seeking the best Corporate Governance practices, Braskem is now disclosing it in the form of Exhibit I.

Further information can be obtained from the Company’s Investor Relations Department, by phone (11) 3576-9531 or e-mail braskem-ri@braskem.com.br.

Camaçari/BA, May 28, 2019.

DOCS - 4316642v1

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

EXHIBIT I

DETAILED FINAL VOTING CHART

EXTRAORDINARY GENERAL MEETING

HELD ON OCTOBER 16, 2018

Resolution Description

Resolve on the ratification of the appointment of an alternate member for the position of effective member, the replacement of 2 effective members and 1 alternate member, all of them of the Board of Directors of the Company, appointed by the controlling shareholder, for the remaining term of office, which shall end by the Annual General Meeting which will resolve on the Company’s financial statements of the fiscal year to be ended on December 31, 2019.

Mauro Motta Figueira (effective member) Roberto Lopes Pontes Simões (effective member) Roberto Faldini (effective member) José Marcelo Lima Pontes (alternate member)

CNPJ/CPF first 5 digits	Number of shares (Common Shares)	Resolution
51447	1	APPROVAL
22606	226,334,622	APPROVAL
33000	212,426,952	APPROVAL

DOCS - 4316642v1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.